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                              June 6, 2024

       Lap Sun Wong
       Chief Executive Officer and Chairman of the Board
       Hong Kong Pharma Digital Technology Holdings Ltd
       Room B1, 5/F., Well Town Industrial Building
       13 Ko Fai Road, Yau Tong, Kowloon
       Hong Kong

                                                        Re: Hong Kong Pharma
Digital Technology Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 14,
2024
                                                            CIK No. 0002007702

       Dear Lap Sun Wong:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 26, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Risks Related to Doing Business in Hong Kong, page 5

   1. We note your response to prior comment 5 and reissue it. In this regard, we still note your statements here and on
page 35 that "the legal and operational risks associated with operations in China may
also apply to our operations in Hong Kong (emphasis added)."
                                                        Additionally, we note
your representation on page 11 that "it is possible that all the legal and operational risks
associated with being based in and having operations in the PRC also apply to
operations in Hong Kong in the future (emphasis added)." Please revise your disclosure here and
elsewhere as appropriate to affirmatively clarify that the legal and
 Lap Sun Wong
FirstName
Hong KongLastNameLap     Sun  Wong
             Pharma Digital Technology Holdings Ltd
Comapany
June 6, 2024NameHong Kong Pharma Digital Technology Holdings Ltd
June 6,
Page 2 2024 Page 2
FirstName LastName
         operational risks associated with operating in China also apply to operations in Hong
         Kong.
Transfer of Cash Through Our Organization, page 10

2. We note your response to prior comment 7. Please revise here to explicitly clarify whether any dividends, or distributions have been made to U.S. investors to date. In this regard, although we note your response that "no dividends or distributions have been made by any of our HK Subsidiaries or Hong Kong Pharma to date, including to any U.S. investors,"
         your disclosure is silent on this point.
Risk Factors
Certain customers contributed to a significant percentage of our total revenue
.. . ., page 23

3. We note your response to prior comment 13 and reissue it in part. Please file your agreements with CaiNiao as exhibits to the registration statement or, alternatively, tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. In this regard, we note that you have filed summaries of the material terms of your agreements rather than filing the agreements themselves.
Compensation of Directors and Officers, page 98

4. Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with
         Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 101. Refer to Item 7.B. of Form 20-F.
Consolidated Financial Statements, page F-1

5. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.
Note 3 - Significant Accounting Policies
Revenue Recognition , page F-10

6. We note your response to prior comment 22 and reissue the comment in part. Please discuss your policy for returns, refunds, and other similar obligations. Refer to paragraph
         119(d) of IFRS 15.
Note 5 - Key Sources of Estimation Uncertainty
Allowance for expected credit losses, page F-20

7. We note your response to prior comment 23 and reissue the comment in part. You state
         that    in general, if a receivable   s ageing is more than 1 year, it
is very possible to be
         uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable.
         Please explain how your policy complies with the current expected credit loss model in
 Lap Sun Wong
Hong Kong Pharma Digital Technology Holdings Ltd
June 6, 2024
Page 3
      IFRS 9, where it is not necessary for a credit event to have occurred before credit losses are recorded. Please discuss the judgements, assumptions and estimates utilized in determining the expected credit loss for each period.
       Please contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameLap Sun Wong
                                                  Division of Corporation
Finance
Comapany NameHong Kong Pharma Digital Technology Holdings Ltd
                                                  Office of Trade & Services
June 6, 2024 Page 3
cc:       Kevin Sun
FirstName LastName